NEWS RELEASE
September 15, 2010	Release 12-2010

WESTERN COPPER CONTINUES EXTENSION OF HIGHER GRADE SUPERGENE
MINERALIZATION AT CASINO

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) is pleased to announce the final results from the 2010 exploration program at its wholly owned Casino Project, located in the Yukon.

The 2010 drill program completed in August confirmed the flat-lying, shallow copper and gold enriched supergene zone extends over a 2.0 km by 1.2 km area – a significant expansion over its previously outlined extent as identified in the 2008 Pre-feasibility Study (Figure 1). The average core length of the supergene from the drilling is 85 m. The copper and gold enriched zone remains open to the north for further expansion.

Notable results from the 14 holes drilled since the last update include hole CAS-074 with 241.9 m of 0.80 CuEq, which continued the expansion of the supergene zone to the southwest. Expanding the zone to the still open north is hole CAS-079 with 30.0 m of 0.45 CuEq.

Additional infill drilling was also completed as part of this drilling campaign which confirmed the excellent grades through the supergene and hypogene zones in the south of the deposit with CAS-082 returning 117.0 m of 0.87 CuEq in the supergene and 226.2 m of 0.56 CuEq in the hypogene.

Highlights of the holes drilled and assayed since the last press release are summarized in Table 1 and a complete listing of drill-holes and results drilled in 2010 are shown in Table 2. Hole locations are shown on Figure 1.

Table 1: Highlights from current drilling program

Drill-hole	From (m)	To (m)	Width (m)	Au (g/t)	Cu (%)	Mo (%)	CuEq (%)
CAS-074	124.0	241.9	117.9	0.38	0.33	0.036	0.80
CAS-079	61.0	91.0	30.0	0.10	0.25	0.024	0.45
CAS-082 Supergene Hypogene	117.0 234.0	234.0 460.2	117.0 226.2	0.52 0.28	0.40 0.25	0.020 0.021	0.87 0.56

Copper Equivalent Metal Prices: US$2.00/lb copper, US$875.00/oz gold and US$11.25/lb molybdenum

Western Copper has now completed 26,400 m of new drilling since the pre-feasibility was completed in 2008. Nearly all of the new drilling has been drilled in areas outside of the previously defined area of mineralization or in areas previously considered waste.

“The expansion of the higher grade, near surface supergene mineralization into areas previously thought to waste should positively impact the economics of the Casino deposit by lowering the stripping ratio” said Dale Corman, Chairman & CEO, “This higher grade supergene gold and copper mineralization remains open to the north showing there is further potential to improve both the size of the supergene mineralization and the economics of the project”.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

The Casino project is located 380 km northwest of Whitehorse, Yukon and has a NI 43-101 compliant reserve estimate containing 8 million oz of gold, 4.4 billion lb of copper, and 475 million lb of molybdenum, contained in approximately 1 billion tonnes of ore.

Scott Casselman, P.Geo., is the qualified person responsible for the execution of the Casino Project exploration program and the preparation of the technical information in this news release.

QA/QC including assurance of chain of custody has been implemented in accordance with industry best practices. Split core samples are prepared and analyzed by ALS Chemex. Prepared samples are initially run using a four acid digestion process and conventional multi-element ICP-AES analysis. Additional assaying for total copper and molybdenum is run using a 4 acid digestion – AES or AAS method to a 0.001% detection limit. Gold assays are run using 30 gram sample fire assay with an AA finish to a 0.005 ppm detection limit. The QA/QC procedure involves regular submission of Certified Analytical Standards and blanks and property specific duplicates, with check assaying performed by Acme Analytical Laboratories Ltd.

ABOUT WESTERN COPPER CORPORATION

Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Casino Project and the Carmacks Copper Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO at 604.684.9497 or email info@westerncoppercorp.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms, such as “measured,” “indicated,” and “inferred” “resources,” are used in the Company's disclosure documents filed in Canada that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Figure 1: Plan map of drill holes – 2010

OPEN TO THE NORTH
N
DEPOSIT OUTLINE 2010
DEPOSIT OUTLINE, 2008
PIT Outline 2008
CAS-053
CAS-055
CAS-059
CAS-056
CAS-052
CAS-047
CAS-080
CAS-045
CAS-078
CAS-044
CAS-043
CAS-054
CAS-051
CAS-057
CAS-049
CAS-050
CAS-048
CAS-077
CAS-079
CAS-046
CAS-076
CAS-081
CAS-060
CAS-062
CAS-063
CAS-066
CAS-064
CAS-069
CAS-058
CAS-072
CAS-071
CAS-065
CAS-067
CAS-073
CAS-070
CAS-086
CAS-083
CAS-074
CAS-042
CAS-041
CAS-087
CAS-082
CAS-084
CAS-085
CAS-081
CAS-075
Historic drill holes
2008/2009 Drill Holes
2010 Drill Holes
1 km

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Table 2: Complete 2010 Drill results
Hole	From	To	Width (m )	Au (g/t)	Ag g/t	Cu %	Mo %	Cu Eq %	Category
CAS-041	no significant mineralization
CAS-042	8.00	44.1	36.1	0.13	0.7	0.03	0.000	-	Leached CAP
	44.10	83.8	39.7	0.17	0.2	0.20	0.000	0.31	Supergene
	83.80	248.5	164.7	0.08	0.2	0.02	0.000	0.07	Hypogene
CAS-043	21.34	41.6	20.3	0.24	1.6	0.11	0.052	-	Leached CAP
	41.60	91.5	49.9	0.15	1.1	0.24	0.013	0.42	Supergene
	91.45	243.8	152.4	0.11	0.5	0.10	0.027	0.33	Hypogene
CAS-044	6.80	50.7	43.9	0.16	1.2	0.04	0.012	-	Leached CAP
	50.65	97.5	46.9	0.16	1.1	0.39	0.020	0.62	Supergene
	97.50	224.0	126.5	0.10	0.2	0.07	0.013	0.21	Hypogene
CAS-045	3.05	41.0	38.0	0.15	1.0	0.05	0.008	-	Leached CAP
	41.00	83.0	42.0	0.15	1.0	0.35	0.007	0.50	Supergene
	82.95	198.1	115.2	0.25	1.3	0.13	0.010	0.36	Hypogene
CAS-046	7.11	37.2	30.1	0.21	1.3	0.07	0.012	-	Leached CAP
	37.20	114.7	77.5	0.12	1.3	0.16	0.016	0.33	Supergene
	114.70	211.2	96.5	0.07	0.4	0.07	0.018	0.22	Hypogene
CAS-047	3.05	60.6	57.6	0.11	1.2	0.04	0.010	-	Leached CAP
	60.60	151.0	90.4	0.09	0.9	0.18	0.016	0.34	Supergene
	151.00	193.6	42.6	0.13	0.9	0.09	0.012	0.25	Hypogene
CAS-048	4.30	60.7	56.4	0.11	0.9	0.04	0.013	-	Leached CAP
	60.70	95.6	34.9	0.12	1.4	0.29	0.009	0.43	Supergene
	95.60	208.2	112.6	0.29	1.0	0.10	0.012	0.36	Hypogene
CAS-049	9.80	53.3	43.5	0.14	1.7	0.06	0.023	-	Leached CAP
	53.30	146.2	92.9	0.15	0.9	0.21	0.018	0.41	Supergene
	146.20	244.2	98.0	0.13	1.0	0.11	0.022	0.32	Hypogene
CAS-050	8.30	61.9	53.6	0.15	1.1	0.05	0.017	-	Leached CAP
	61.90	186.2	124.3	0.16	1.0	0.19	0.015	0.38	Supergene
	186.20	219.5	33.3	0.08	0.4	0.09	0.019	0.24	Hypogene
CAS-051	50.20	51.8	1.6	0.36	1.0	0.06	0.007	-	Leached CAP
	51.80	94.4	42.6	0.20	1.0	0.32	0.010	0.51	Supergene
	94.37	268.2	173.9	0.16	1.2	0.16	0.009	0.31	Hypogene
CAS-052	12.00	80.6	68.6	0.15	1.1	0.20	0.009	0.35	Supergene
	80.60	248.1	167.5	0.10	0.8	0.09	0.019	0.26	Hypogene
CAS-053	14.50	39.8	25.3	0.13	1.2	0.07	0.004	-	Leached CAP
	39.80	71.3	31.5	0.16	0.6	0.25	0.002	0.37	Supergene
	71.25	236.2	165.0	0.16	0.6	0.15	0.004	0.28	Hypogene
CAS-054	53.00	55.8	2.8	0.14	2.6	0.05	0.003	-	Leached CAP
	55.75	175.4	119.7	0.24	1.2	0.22	0.003	0.40	Supergene
	175.40	249.9	74.5	0.14	1.2	0.16	0.006	0.29	Hypogene
CAS-055	26.50	36.8	10.3	0.18	0.9	0.04	0.002	-	Leached CAP
	36.75	104.2	67.4	0.23	1.3	0.32	0.004	0.50	Supergene
	104.15	201.5	97.4	0.10	3.0	0.12	0.007	0.25	Hypogene
CAS-056	11.40	61.1	49.7	0.19	0.6	0.08	0.008	-	Leached CAP
	61.10	125.8	64.7	0.17	1.0	0.21	0.015	0.40	Supergene
	125.80	199.6	73.8	0.13	0.8	0.11	0.016	0.29	Hypogene

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Hole	From	To	Width (m)	Au (g/t)	Ag g/t	Cu %	Mo %	Cu Eq %	Category
CAS-057	28.53	130.0	101.5	0.10	1.0	0.05	0.003	-	Leached CAP
	130.00	249.9	119.9	0.20	1.4	0.17	0.003	0.32	Supergene
CAS-058	no significant mineralization
CAS-059	15.54	50.6	35.1	0.22	1.6	0.08	0.006	-	Leached CAP
	50.60	102.0	51.4	0.20	1.2	0.35	0.011	0.54	Supergene
	102.00	210.3	108.3	0.14	0.9	0.13	0.015	0.32	Hypogene
CAS-060	20.70	44.6	23.9	0.14	0.4	0.03	0.005	-	Leached CAP
	44.60	119.1	74.5	0.15	1.2	0.19	0.004	0.31	Supergene
	119.08	249.9	130.9	0.37	1.5	0.12	0.012	0.44	Hypogene
CAS-061	13.72	50.2	36.5	0.13	2.2	0.06	0.008	-	Leached CAP
	50.24	154.8	104.6	0.20	1.4	0.22	0.004	0.38	Supergene
	154.80	249.9	95.1	0.25	3.7	0.19	0.006	0.42	Hypogene
CAS-062	11.90	75.6	63.7	0.09	1.3	0.02	0.026	-	Leached CAP
	75.60	173.7	98.1	0.24	2.5	0.27	0.021	0.57	Supergene
	173.65	250.2	76.6	0.36	3.3	0.26	0.010	0.57	Hypogene
CAS-063	9.00	67.5	58.5	0.21	1.4	0.03	0.034	-	Leached CAP
	67.50	197.8	130.3	0.34	2.6	0.37	0.020	0.72	Supergene
	197.78	201.2	3.4	0.23	2.1	0.24	0.008	0.45	Hypogene
CAS-064	1.52	55.2	53.7	0.10	1.4	0.03	0.010	-	Leached CAP
	55.20	163.8	108.6	0.10	1.9	0.17	0.012	0.31	Supergene
	163.80	203.3	39.5	0.14	1.2	0.10	0.009	0.25	Hypogene
CAS-065	5.00	26.0	21.0	0.16	1.4	0.01	0.029	0.29	Hypogene
	26.00	249.5	223.5	0.05	0.7	0.02	0.003	0.07	Waste
CAS-066	20.60	59.3	38.7	0.34	3.4	0.02	0.032	-	Leached CAP
	59.30	178.8	119.5	0.36	3.2	0.22	0.020	0.59	Supergene
	178.83	201.2	22.3	0.14	0.9	0.05	0.003	0.17	Hypogene
CAS-067	2.45	79.7	77.3	0.08	1.5	0.04	0.015	-	Leached CAP
	79.70	199.7	120.0	0.15	1.5	0.18	0.005	0.31	Supergene
	199.70	249.9	50.2	0.11	0.7	0.05	0.009	0.17	Hypogene
CAS-068	8.10	46.3	38.2	0.14	1.2	0.03	0.011	-	Leached CAP
	46.30	229.9	183.6	0.15	1.7	0.15	0.011	0.32	Supergene
	229.90	304.8	74.9	0.13	1.1	0.05	0.006	0.18	Hypogene
CAS-069	0.40	61.3	60.9	0.06	0.8	0.05	0.012	-	Leached CAP
	61.30	99.5	38.2	0.08	0.7	0.14	0.034	0.39	Supergene
	99.50	250.2	150.7	0.10	0.8	0.08	0.008	0.20	Hypogene
CAS-070	0.00	116.0	116.0	0.13	1.3	0.01	0.018	-	Leached CAP
	116.00	239.0	123.0	0.16	3.6	0.21	0.025	0.48	Supergene
	239.00	295.6	56.6	0.12	1.5	0.11	0.030	0.37	Hypogene
CAS-071	7.62	72.6	65.0	0.09	1.1	0.03	0.020	-	Leached CAP
	72.60	160.6	88.0	0.10	0.9	0.17	0.018	0.34	Supergene
	160.60	251.5	90.9	0.06	0.7	0.07	0.004	0.14	Hypogene
CAS-072	no significant mineralization
CAS-073	4.77	105.4	100.6	0.13	0.9	0.01	0.043	-	Leached CAP
	105.40	219.8	114.4	0.34	1.8	0.34	0.072	0.98	Supergene
	219.80	330.7	110.9	0.24	1.5	0.16	0.064	0.69	Hypogene

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Hole	From	To	Width (m)	Au (g/t)	Ag g/t	Cu %	Mo %	Cu Eq %	Category
CAS-074	6.20	124.0	117.8	0.32	2.8	0.02	0.041	-	Leached CAP
	124.00	241.9	117.9	0.38	3.7	0.33	0.036	0.80	Supergene
	241.85	379.8	138.0	0.19	1.6	0.14	0.013	0.35	Hypogene
CAS-075	no significant mineralization
CAS-076	3.05	94.0	90.9	0.04	0.6	0.04	0.001	-	Leached CAP
	93.96	127.0	33.0	0.13	0.5	0.14	0.004	0.25	Supergene
	126.96	263.7	136.7	0.18	0.9	0.13	0.004	0.27	Hypogene
CAS-077	4.60	46.8	42.2	0.13	1.0	0.04	0.010	-	Leached CAP
	46.80	170.7	123.9	0.14	0.9	0.24	0.010	0.39	Supergene
CAS-078	9.00	45.7	36.7	0.17	1.8	0.03	0.015	-	Leached CAP
	45.65	150.3	104.6	0.14	0.8	0.27	0.008	0.39	Supergene
CAS-079	3.25	61.0	57.8	0.19	0.9	0.04	0.009	-	Leached CAP
	61.00	91.0	30.0	0.10	0.3	0.25	0.024	0.45	Supergene
	91.00	153.3	62.3	0.09	0.4	0.04	0.013	0.17	Hypogene
CAS-080	0.00	8.0	8.0	0.22	0.5	0.07	0.006	-	Leached CAP
	8.00	145.2	137.2	0.17	1.6	0.25	0.008	0.41	Supergene
	145.20	157.0	11.8	0.11	1.3	0.12	0.013	0.27	Hypogene
CAS-081	2.00	208.7	206.7	0.17	0.9	0.02	0.001	-	Leached CAP
	207.70	238.7	31.0	0.19	1.0	0.14	0.001	0.28	Supergene
	238.70	451.1	212.4	0.13	0.8	0.06	0.001	0.16	Hypogene
CAS-082	0.00	117.0	117.0	0.45	2.2	0.03	0.015	-	Leached CAP
	117.00	234.0	117.0	0.52	3.0	0.40	0.020	0.87	Supergene
	234.00	460.2	226.2	0.28	1.9	0.25	0.021	0.56	Hypogene
CAS-083	4.00	65.4	61.4	0.17	1.1	0.05	0.005	-	Leached CAP
	65.40	233.6	168.2	0.14	0.8	0.15	0.010	0.30	Supergene
	233.60	374.9	141.3	0.09	0.6	0.09	0.010	0.21	Hypogene
CAS-084	0.00	116.5	116.5	0.27	1.9	0.04	0.007	-	Leached CAP
	116.50	315.0	198.5	0.32	2.4	0.27	0.016	0.58	Supergene
	315.00	448.7	133.7	0.29	1.9	0.30	0.021	0.62	Hypogene
CAS-085	3.96	154.0	150.0	0.26	0.9	0.01	0.002	-	Leached CAP
	154.00	217.0	63.0	0.30	1.3	0.25	0.012	0.51	Supergene
	217.00	365.8	148.8	0.17	1.4	0.08	0.002	0.21	Hypogene
CAS-086	4.00	30.0	26.0	0.17	1.2	0.04	0.035	-	Leached CAP
	30.00	183.0	153.0	0.22	1.8	0.23	0.022	0.51	Supergene
	183.00	385.6	202.6	0.22	2.0	0.18	0.044	0.58	Hypogene
CAS-087	4.01	166.1	162.1	0.22	1.4	0.00	0.003	-	Leached CAP
	166.12	234.0	67.9	0.37	3.0	0.28	0.014	0.62	Supergene
	234.00	397.5	163.5	0.17	0.9	0.11	0.009	0.28	Hypogene

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com